SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of December 2015

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Amot Mishpat Bldg., 8 Shaul Ha’Melech Blvd., Tel Aviv 64733, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

R.V.B. Holdings Ltd. (in temporary liquidation) (the “Company”) hereby announces that on December 9, 2015, the Tel Aviv District Court (the “Court”) approved the request submitted under file PR”K 41234-03-15 by the Company’s temporary liquidator (the “Decision”), pertaining to the agreement for the sale of the Company by way of share issuance (the “Agreement”), as further detailed in Company’s report on Form 6-K of November 2, 2015. The request was submitted as a scheme of arrangement under Section 350 of the Israeli Companies Law of 5759-1999 (the “Scheme of Arrangement”).

In its ruling, the Court ordered that on or after ten (10) days following the publication of its Decision, separate meetings of the Company’s shareholders, first priority creditors and creditors will be convened in order to discuss and vote on the proposed Scheme of Arrangement.

The Decision provides that the notice on the meetings will be posed by the temporary liquidator on Edgar and no mailing of notice is required. In addition, the notice on the meetings will be published in three Israeli newspapers.

Pursuant to the Decision, the temporary liquidator scheduled the following meetings which will take place on December 21, 2015, at Amot Mishpat Bldg., 8 Shaul Ha’Melech Blvd., Tel Aviv 64733, Israel (address of principal executive offices):

i.	Meeting of the first priority creditors will be held at 12:00 (Israel time);

ii.	Meeting of the creditors will be held at 13:00 (Israel time); and

iii.	Meeting of the shareholders will be held at 15:00 (Israel time).

Any first priority creditor, creditor or shareholder who wishes to attend the meetings or present any statement with respect to the Scheme of Arrangement shall furnish a debt claim to the Company’s temporary liquidator, which address is stated above, no later than December 20, 2015 at 12:00 (Israel time).

A creditor that cannot attend the meetings is entitled to submit his objection or approval to the Scheme of Arrangement to the Company’s temporary liquidator, which address is stated above, no later than December 20, 2015 at 12:00 (Israel time).

First priority creditor, creditor or shareholder may also review the Scheme of Arrangement, and receive copies of the proxy card, proxy statement, and the forms of debt claim at the Company’s principal executive offices stated above, during regular working hours (telephone number: +972-3-696-9994).

The Company will publish a proxy statement (which will include the full version of the proposed resolution) and a proxy card to all shareholders of record on a Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (IN TEMPORARY LIQUIDATION) (Registrant)

By:	/s/ Mordechai Shalev, Adv.
Name: Mordechai Shalev, Adv.
Title: Temporary Liquidator (Executive Principal Officer)

Date: December 10, 2015